SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
VONAGE HOLDINGS CORP.
(Name of Subject Company (Issuer))
______________
VONAGE HOLDINGS CORP.
(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010
(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41
(CUSIP Numbers of Class of Securities)
______________
John S. Rego
Executive Vice President, CFO and Treasurer
Vonage Holdings Corp.
23 Main Street, Holmdel, NJ 07733
(732) 528-2600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
James S. Scott Sr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable
*
In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

Item 12. Exhibits

Exhibit No.	Description
99.1	Press Release by Vonage Holdings Corp., dated July 24, 2008.
99.2	Current Report on Form 8-K filed by Vonage Holdings Corp. with the U.S. Securities and Exchange Commission on July 24, 2008 (incorporated herein by reference).